DATE	DOCUMENT ID	DESCRIPTION	FILING	EXPED	CERT	COPY
02/27/2025	202505804194	OHIO LLC - ARTICLES OF ORGANIZATION (LCP)	99.00	0.00	0.00	0.00

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USA LLC FILING
23224 CRENSHAW BLVD
TORRANCE, CA 90503

STATE OF OHIO

CERTIFICATE

Ohio Secretary of State, Frank LaRose

5366260

It is hereby certified that the Secretary of State of Ohio has custody of the business records for

MYLO MEDICAL SUPPLIES LLC

and, that said business records show the filing and recording of:

Document(s)	Document No(s):
OHIO LLC - ARTICLES OF ORGANIZATION	**202505804194**

Effective Date: 02/27/2025

THE SEAL OF THE SECRETARY OF STATE OF OHIO

United States of America
State of Ohio
Office of the Secretary of State

Witness my hand and the seal of the Secretary of State at Columbus, Ohio this 27th day of February, A.D. 2025.

Ohio Secretary of State